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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. --) (1)

                             PARTY CITY CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    702145103
                                 (CUSIP Number)

                                 PERRY W. KAPLAN
                                9 SWEETWOOD DRIVE
                               RANDOLPH, NJ 07869
                                 (201) 252-9042
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 14, 1997
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP NUMBER: 702145103                                        PAGE 2 OF 5 PAGES



         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

            Name:             Perry W. Kaplan
            S.S. No.:         ###-##-####

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)                                                              [ ]

            (b)                                                              [ ]

         3) SEC Use Only

         4) Source of Funds (See Instructions):                              PF

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                               [ ]

         6) Citizenship or Place of Organization: U.S. Citizen


         Number of            (7)    Sole Voting Power:                545,233
         Shares Bene-
         ficially             (8)    Shared Voting Power:              - 0 -
         Owned by
         Each                 (9)    Sole Dispositive Power:           545,233
         Reporting
         Person With          (10)   Shared Dispositive Power:         - 0 -


         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:                                          545,233

         12)  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares    (See Instructions)                           [ ]

         13)  Percent of Class Represented by Amount in Row (11):          6.67%

         14)  Type of Reporting Person (See Instructions):                    IN
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CUSIP NUMBER: 702145103                                        PAGE 3 OF 5 PAGES


ITEM 1.           SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock") of Party City Corporation (the "Issuer").

                  Party City Corporation
                  400 Commons Way
                  Rockaway, New Jersey 07866

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Name: Perry W. Kaplan

         (b)      9 Sweetwood Drive
                  Randolph, New Jersey 07869
                  (Home Address)

         (c) Mr. Kaplan retired from his position as Executive Vice President of the Issuer on December 31, 1996 and resigned as a Director of the Issuer in February, 1997.

         (d)      No

         (e)      No

         (f)      U.S. Citizen


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were purchased by Mr. Kaplan with personal funds.


ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Kaplan's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Kaplan. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of April 30, 1997 at which time there were issued and outstanding 8,175,500 shares of the Issuer's Common Stock and 516,250 Common Stock Purchase Options.
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CUSIP NUMBER: 702145103                                        PAGE 4 OF 5 PAGES



                                   Aggregate Amount of           Percentage
         Title of Class            Beneficial Ownership          of Class
         --------------            --------------------          --------

         Common Stock                        545,233                  6.67%

         (b) The number of shares as to which Mr. Kaplan has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Kaplan has sole voting power with respect to 545,233 shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Kaplan does not hold any common stock with shared voting power.

                  (iii) Sole Dispositive Power. Mr. Kaplan has sole power to dispose or to direct the disposition with respect to 545,233 shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Kaplan does not share power to dispose or to direct the disposition of shares of Common Stock.

         (c) Mr. Kaplan made the following sales of shares of Common Stock during the sixty (60) days preceding the date of this filing:

         On April 14, 1997, Mr. Kaplan sold 400,000 shares of the Issuer's Common Stock pursuant to a registration statement on Form S-1 (File No. 333-22893) as it became effective on April 7, 1997.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             Not applicable.
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CUSIP NUMBER: 702145103                                        PAGE 5 OF 5 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                                             /s/ Perry W. Kaplan
Dated:   May 7, 1997                                         -------------------